Exhibit 99.1

Flex LNG - Mandatory notification of trade by PDMR
Hamilton, Bermuda
September 20, 2024

Flex LNG Ltd. (the "Company") has received trade notifications from the following persons discharging managerial responsibilities ("PDMR"):

Øystein Kalleklev, CEO of Flex LNG Management AS, has in the period September 18th and September 19th, 2024 exercised 100,000 options and subsequently sold 100,000 shares on New York Stock Exchange for an average price of approx. USD 26.65 per share. Following the sale, Mr. Kalleklev owns 50,000 common shares.

Knut Traaholt, CFO of Flex LNG Management AS, has in the period September 18th and September 19th, 2024 exercised 48,000 options and subsequently sold 48,000 shares on New York Stock Exchange for an average price of approx. USD 26.65 per share.

Please find further details in the attached forms.

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation section 5-12 of the Norwegian Securities Trading Act.

For questions, please contact:

Knut Traaholt, Chief Financial Officer of Flex LNG Management AS

Email: IR@flexlng.com